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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Carmike Cinemas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.03 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    143436400
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Susan Levine
                       Watershed Asset Management, L.L.C.
                         One Maritime Plaza, Suite 1525
                         San Francisco, California 94111
                                 (415) 391-8900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 6, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 16 Pages
                         Exhibit Index Found on Page 19

                                       13D

===================
CUSIP No. 143436400
===================

================================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Partners, L.P.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**
    2               **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 642,485 Shares, which is 5.2% of the class
                         of securities. The reporting person on this cover page,
                         however,  is a beneficial  owner only of the securities
                         reported by it on this cover page.
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
    4
            WC
--------------------------------------------------------------------------------
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
      NUMBER OF             7
                                    -0-
                     -----------------------------------------------------------
      SHARES                        SHARED VOTING POWER
   BENEFICIALLY             8
     OWNED BY                       110,515
                     -----------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
        EACH                9
                                    -0-
                     -----------------------------------------------------------
     REPORTING                      SHARED DISPOSITIVE POWER
    PERSON WITH             10
                                    110,515
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            110,515
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.9%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
================================================================================


                               Page 2 of 19 Pages

                                       13D

===================
CUSIP No. 143436400
===================

================================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Institutional Partners, L.P.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**
    2               **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 642,485 Shares, which is 5.2% of the class
                         of securities. The reporting person on this cover page,
                         however,  is a beneficial  owner only of the securities
                         reported by it on this cover page.
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
    4
            WC
--------------------------------------------------------------------------------
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
      NUMBER OF             7
                                    -0-
                     -----------------------------------------------------------
      SHARES                        SHARED VOTING POWER
   BENEFICIALLY             8
     OWNED BY                       354,500
                     -----------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
        EACH                9
                                    -0-
                     -----------------------------------------------------------
     REPORTING                      SHARED DISPOSITIVE POWER
    PERSON WITH             10
                                    354,500
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            354,500
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.9%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
================================================================================


                               Page 3 of 19 Pages

                                       13D

===================
CUSIP No. 143436400
===================

================================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Asset Management L.L.C.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**
    2               **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 642,485 Shares, which is 5.2% of the class
                         of securities. The reporting person on this cover page,
                         however,  may be deemed a beneficial  owner only of the
                         securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
    4
            AF
--------------------------------------------------------------------------------
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
      NUMBER OF             7
                                    -0-
                     -----------------------------------------------------------
      SHARES                        SHARED VOTING POWER
   BENEFICIALLY             8
     OWNED BY                       642,485
                     -----------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
        EACH                9
                                    -0-
                     -----------------------------------------------------------
     REPORTING                      SHARED DISPOSITIVE POWER
    PERSON WITH             10
                                    642,485
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            642,485
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.2%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
================================================================================


                               Page 4 of 19 Pages

                                       13D

===================
CUSIP No. 143436400
===================

================================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WS Partners, L.L.C.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**
    2               **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 642,485 Shares, which is 5.2% of the class
                         of securities. The reporting person on this cover page,
                         however,  may be deemed a beneficial  owner only of the
                         securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
    4
            AF
--------------------------------------------------------------------------------
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
      NUMBER OF             7
                                    -0-
                     -----------------------------------------------------------
      SHARES                        SHARED VOTING POWER
   BENEFICIALLY             8
     OWNED BY                       465,015
                     -----------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
        EACH                9
                                    -0-
                     -----------------------------------------------------------
     REPORTING                      SHARED DISPOSITIVE POWER
    PERSON WITH             10
                                    465,015
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            465,015
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.8%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
================================================================================


                               Page 5 of 19 Pages

                                       13D

===================
CUSIP No. 143436400
===================

================================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Meridee A. Moore
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**
    2               **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 642,485 Shares, which is 5.2% of the class
                         of securities. The reporting person on this cover page,
                         however,  may be deemed a beneficial  owner only of the
                         securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
            SOURCE OF FUNDS (See Instructions)
    4
            AF
--------------------------------------------------------------------------------
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                       [   ]
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
      NUMBER OF             7
                                    -0-
                     -----------------------------------------------------------
      SHARES                        SHARED VOTING POWER
   BENEFICIALLY             8
     OWNED BY                       642,485
                     -----------------------------------------------------------
                                    SOLE DISPOSITIVE POWER
        EACH                9
                                    -0-
                     -----------------------------------------------------------
     REPORTING                      SHARED DISPOSITIVE POWER
    PERSON WITH             10
                                    642,485
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            642,485
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.2%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
================================================================================


                               Page 6 of 19 Pages

         This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on August 8, 2005 (collectively, with all amendments thereto, the "Schedule 13D").

Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         Item 3 of the Schedule 13D is amended and supplemented by the following:

         The net investment cost (including commissions) for the Shares acquired by each of the Partnerships and Watershed Offshore since the filing of the prior
Schedule 13D is set forth below:

                                                           Approximate Net
           Entity                 Shares Acquired          Investment Cost
           ------                 ---------------          ---------------

           WCP                         2,100                   $48,231
           WCIP                        6,100                  $138,926
           Watershed Offshore          3,800                   $86,378


         Each of WCP, WCIP and Watershed Offshore obtained the consideration for its acquisition reported above from its working capital.

Item 4.  Purpose Of The Transaction
-------  --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         On October 6, 2005,  the  Reporting  Persons  sent the letter  attached
hereto  as  Exhibit  2  (the  "Proposal  Letter")  to  the  Company,   which  is
incorporated herein by reference.

         The Reporting Persons intend to review their holdings in the Company on a continuing basis. As part of their ongoing review, the Reporting Persons have sought and may continue to seek the advice of legal and financial advisors to assist them in such review and in evaluating alternatives that are or may become available with respect to the Company or their holdings in the Company. The
Reporting Persons have had and may continue to have discussions with the Company's management and/or stockholders regarding alternatives for enhancing stockholder value. While no specific plan or proposal has been made beyond the suggestions contained in the Proposal Letter, the Reporting Persons intend to consider a number of possible strategies for


                               Page 7 of 19 Pages
enhancing the value of their investment in the Company, or other extraordinary matters relating to the Company, including, among other things, the matters contemplated in the Proposal Letter or any or all of the items contemplated by paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

         In that connection, and depending upon, among other things, current and anticipated future trading prices for the Company's common stock, the financial condition, results of operations and prospects of the Company and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time purchase additional shares or sell the Shares.

         The review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives. However, there can be no assurance that the Reporting Persons will develop or suggest any additional plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Company, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in their respective sole discretion, to take any of the actions set forth above.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


                               Page 8 of 19 Pages

Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)   The Partnerships
               ----------------

                (a),(b) The  information  set forth in Rows 7 through  13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 12,309,002 Shares outstanding as of June 30, 2005 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed with the Securities and Exchange Commission on August 9, 2005.

                (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Partnerships in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                (e)     Not applicable.

         (b)   The Management Company
               ----------------------

                (a),(b) The  information  set forth in Rows 7 through  13 of the
                        cover  page  hereto  for  the   Management   Company  is
                        incorporated herein by reference.

                (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Management Company on behalf of Watershed Offshore in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                        For information regarding transactions by the Management Company on behalf of the Partnerships, see Item 5(a) above.


                               Page 9 of 19 Pages

                (d) The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Watershed Offshore and the Partnerships as reported herein. The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the Management Company.

                (e)     Not applicable.

         (c)   The General Partner
               -------------------

                (a),(b) The  information  set forth in Rows 7 through  13 of the
                        cover   page   hereto   for  the   General   Partner  is
                        incorporated herein by reference.

                (c)     None.

                (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                (e)     Not applicable.

         (d)   The Individual Reporting Person
               -------------------------------

                (a),(b) The  information  set forth in Rows 7 through  13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

                (c)     None.

                (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Watershed Offshore and the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.


                              Page 10 of 19 Pages

                (e)     Not applicable.

         The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by the Management Company on behalf of Watershed Offshore are owned directly by Watershed Offshore. The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. The Management Company, as investment adviser to Watershed Offshore and each of the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by Watershed Offshore and the Partnerships, respectively. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships and Watershed Offshore. Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Item 7.  Materials To Be Filed As Exhibits
-------  ---------------------------------

         There is filed herewith as Exhibit 2 a copy of the Proposal Letter described in Item 4 above.




                              Page 11 of 19 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2005

                              /s/ Meridee A. Moore
                              ----------------------------------------
                              WS PARTNERS, L.L.C.,
                              On its own behalf and As the General Partner
                              of WATERSHED CAPITAL PARTNERS, L.P.
                              and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P. By Meridee A. Moore,
                              Senior Managing Member


                              /s/ Meridee A. Moore
                              ----------------------------------------
                              WATERSHED ASSET MANAGEMENT, L.L.C.
                              By Meridee A. Moore,
                              Senior Managing Member


                              /s/ Meridee A. Moore
                              ----------------------------------------
                              Meridee A. Moore



                              Page 12 of 19 Pages

                                   SCHEDULE A
                                   ----------

                        WATERSHED CAPITAL PARTNERS, L.P.
                        --------------------------------



                                NO. OF SHARES                  PRICE
       TRADE DATE                 PURCHASED                 PER SHARE ($)
       ----------                -----------                -------------

        8/26/2005                     400                       28.83
        9/29/2005                   1,700                       21.59





                              Page 13 of 19 Pages

                                   SCHEDULE B
                                   ----------

                 WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.
                 ----------------------------------------------


                                NO. OF SHARES                  PRICE
       TRADE DATE                 PURCHASED                 PER SHARE ($)
       ----------                -----------                -------------

        8/26/2005                   1,000                       28.83
        9/29/2005                   5,100                       21.59





                              Page 14 of 19 Pages

                                   SCHEDULE C
                                   ----------

                       WATERSHED ASSET MANAGEMENT, L.L.C.
                       ----------------------------------

     The transactions listed below were effected solely on behalf of Watershed Offshore. For transactions on behalf of Watershed Capital Partners, L.P. and Watershed Capital Institutional Partners, L.P., see Schedules A and B, respectively.

                                NO. OF SHARES                  PRICE
       TRADE DATE                 PURCHASED                 PER SHARE ($)
       ----------                -----------                -------------

        8/26/2005                     600                       28.83
        9/29/2005                   3,200                       21.59





                              Page 15 of 19 Pages

                                  EXHIBIT INDEX



EXHIBIT 2                                                     Proposal Letter











                              Page 16 of 19 Pages

                                                                       EXHIBIT 2
                                                                              to
                                                                    SCHEDULE 13D


October 6, 2005

VIA FACSIMILE AND FEDEX
-----------------------

Mr. Michael Patrick
         Chief Executive Officer
Mr. Martin Durant
         Chief Financial Officer
Carmike Cinemas, Inc.
Carmike Plaza
1301 First Avenue
Columbus, Georgia 31901-2109


Dear Michael and Martin,

Thank you for taking the time to speak with us regarding opportunities to enhance value for Carmike's shareholders. We believe that, as management, you have been receptive to listening to shareholders' concerns, and we continue to be hopeful that proactive measures to address those concerns are forthcoming. In the spirit of productivity and open communication, this letter is meant to suggest the concrete near-term steps that Carmike should seriously consider.

We believe that Carmike's shares are undervalued today, well beyond the impact of poor box office performance over the last year. While the industry has generally suffered in the first three quarters of 2005, due largely to poor film product, the company's stock performance has been worse than its peers. Stated most broadly, we believe that if Carmike had focused on generating free cash flow for shareholders and redeploying cash in ways that shareholders understand and value, the company's equity value would be significantly greater.

Mature businesses are best managed for cash flow
------------------------------------------------

Our logic is based on a simple free cash flow approach to valuing Carmike's business. We start with LTM EBITDA (adjusted for the company's acquisition of GKC in May of this year) of more than $80 million - a level significantly lower than Carmike's 2003 or 2004 results due to poor 2005 film product. From this $80 million, we deduct $27 million for interest expense and $7 million for maintenance capital expenses. We further deduct another $8 million of additional defensive capital expenses and replacement of obsolete screens, for a total of $15 million of capital expense under our scenario. Because Carmike would pay minimal taxes, the company would be left with $38 million of free cash flow. Carmike currently has an equity market value of approximately $280 million. Therefore, Carmike could generate a substantial free cash flow yield - at only $80 million


                              Page 17 of 19 Pages
of EBITDA - of approximately 14%.

Carmike did not generate this cash flow over the last year, and the stock has been punished. Instead of creating significant free cash flow over the last 12 months - even with poor film product - Carmike has spent significantly on theater construction projects, with expected total capital expenses of more than $50 million in 2005. As long-term investors we are deeply skeptical of these growth-oriented capital expenditures. We note that the difference between $15 million of capital expenses (our number) and $50 million of capital expenses amounts to $3 per share in annual free cash flow. We believe that Carmike's share price would be significantly higher if this cash flow had found its way back to shareholders in some manner.

Options to enhance shareholder value for your consideration
-----------------------------------------------------------

There are a number of concrete steps the company can take to enhance shareholder value:

     1.   Eliminate  growth  capital  expenditures.
          ----------------------------------------
          Investors see Carmike as a mature company in a mature industry. Investors in mature businesses focus on free cash flow generation and cash flow returned to shareholders in any number of forms including debt repayment, dividends, and stock repurchases. As a result, growth-oriented capital expenditures are ascribed little value. We suspect that, including some required annual theater replacement and upgrading, the company could operate with a $15 million annual capital expenditure budget - or nearly $3 per share less than your expected 2005 spending level.

     2.   Seek amendments to your bank documents and bond indentures to increase
          ----------------------------------------------------------------------
          restricted  payments  flexibility.
          ---------------------------------
          Even with depressed LTM EBITDA levels, securing these amendments should be achievable in the current lending environment. Carmike's bank term loan currently trades above par, even with the company's relatively weak financial performance; given the high demand for bank loan assets, it is not clear that Carmike's bank lenders would want to be repaid with excess cash. We suspect that it may be possible to amend the company's restricted payments covenant in exchange for a limitation on capital expenses - allowing an increased dividend or the repurchase of bonds or common stock. Similar flexibility may be available from the company's bondholders. While Carmike's bond indenture has significant restricted payments limitations, it allows the incurrence of significant additional debt. Through an amendment or exchange the company may be able to gain restricted payment flexibility in exchange for tighter debt incurrence tests. These types of changes are commonplace in the market, and could be efficiently analyzed by a financial advisor retained by the company for that purpose.

     3.   Buy back stock with excess cash; if consent from  bondholders  can not
          ----------------------------------------------------------------------
          be secured,  buy back bonds at a discount.
          -----------------------------------------
          Because of the substantial free cash flow yield to shareholders under the scenario described above, repurchasing stock at current levels is highly positive for shareholders. If consent from the bondholders to make additional restricted payments can not be secured, then buying bonds is a good second choice. The bonds currently trade in the high 80s, so any purchases are immediately accretive to equity.

     4.   Increase your dividend.
          ----------------------
          Carmike currently pays $9 million per year in dividends. We think that this amount could be tripled to $27 million per year in conjunction with the reduction of capital expenses described above. Even at a depressed EBITDA level of $75


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          million,  a $27 million annual  dividend would  represent about 35% of
          EBITDA - the same percentage of EBITDA that the Regal Entertainment Group has distributed to shareholders over the last year. At the current share price, Carmike would have almost a 10% dividend yield. Carmike's stock price would almost certainly move higher. Regal currently trades with a 6% dividend yield, so if the stocks traded with identical dividend yields, Carmike's stock price would increase by 60%.

     5.   Begin  evaluating  options  to  extract  value  from your real  estate
          ----------------------------------------------------------------------
          portfolio.
          ---------
          We think that a detailed property level assessment may yield opportunities to create value through selling properties where the real estate value exceeds the present value of expected theater contribution. Moreover, in conjunction with an overall capital structure review at some point in the future, opportunities may exist to enter into a sale-leaseback transaction with Carmike's property portfolio.

     6.   Communicate your new free cash flow strategy.
          --------------------------------------------
          First, investors want to know that the company has adopted a disciplined management approach with respect to generating free cash flow and deploying that free cash flow to enhance shareholder value. Even if Carmike can not take all of these proposed actions today, management needs to lay out the company's plan so that investors can understand management's direction. Second, we suggest increasing the frequency and depth of your communication with investors, potential investors, and analysts. Despite poor recent performance, Carmike is a very compelling investment opportunity. However, the combination of excess capital expenditures, a relatively low dividend yield, and the lack of a clearly communicated management plan, naturally raises serious questions as to whether the company will be in a position to recapture and appropriately deploy cash flows as box office receipts rebound. If potential investors and analysts do not have sufficient access to management, they will assume the worst and have difficulty buying or recommending the stock. Poor financial performance increases the need to communicate with the investor community.

In summary, we believe that, despite the troubles that Carmike has experienced over the last three quarters, the company has a number of practical opportunities to improve its return to investors. Moreover, with a rebound in box office performance to 2003 or 2004 levels, Carmike's EBITDA, adjusted for the GKC acquisition, could be $115 million or more. Free cash flow available for shareholders could exceed $60 million. With discipline on capital expenses and a commitment to deploy cash with a view to enhancing shareholder value, Carmike's shares would trade dramatically higher.

We would be happy to clarify or further discuss any of these comments. We appreciate the dialogue that we have had thus far and hope to continue to productively engage with you.


Regards,

/s/ Kevin Katari

Kevin Katari


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